

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 17, 2017

Via E-mail
Dwight H. Egan
Chief Executive Officer, President and Director
Co-Diagnostics, Inc.
4049 S. Highland Drive
Salt Lake City, Utah 84124

> **Re: Co-Diagnostics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **File No. 333-217542**

Dear Mr. Egan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our April 21, 2017 letter.

Prospectus Cover Page

1.   Please note that you will need to fill in the number of shares you are offering prior to circulating a preliminary prospectus. In addition, the fixed price for your selling shareholder prospectus will need to be completed.

The Company, page 8

2.   Please tell us what you mean when you say that your tests "have been designed and verified in CDI's laboratory." What have you verified, by what means and with what data?

Caribbean, Central and South America, page 9

3.   Clarify whether you have products manufactured and ready for sale. Also clarify whether you have commenced any PMA approval steps with FDA.

Capitalization, page 34

4.   We refer to prior comment 11. Please revise so that the capitalization table is mathematically accurate. Further, please appropriately label total capitalization, which does not appear to be "total liabilities and stockholders' equity (deficit)."

Management's Discussion and Analysis, page 36

5.   We note your response to our prior comment 13. We will further review the disclosure once you have disclosed the price range.

Summary Compensation Table, page 55

6.   Explain why you have not included Brent Satterfield 's compensation in your disclosure.

7.   Refer to page 58. With respect to the January 22, 2015 transaction, explain what exemption you relied upon with respect to your issuance to the 30 people referenced.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

8.   Please revise so that the line item "Total long-term assets" is mathematically accurate.

Revenue Recognition, page F-10

9.   Refer to prior comment 24. While we acknowledge your revisions, it continues to be unclear how a factual accounting policy is currently determinable absent specific actual customer arrangements. For instance, the policy does not appear to address reagents or the accounting complexities of potential leasing arrangements. We also do not see a description of planned service offerings and it is unclear whether sales of equipment and reagents raise multiple element accounting issues. Please appropriately revise or advise us how the disclosed revenue policy is complete and appropriate.

10.   We refer to prior comment 25. You disclose that you have elected to apply accounting standards transition periods applicable to non-public companies. Please revise your disclosure about pending accounting standards to disclose transition guidance consistent with that election.

Note 2. Notes Payable, page F-11

11.   Please refer to prior comment 26. Please also revise the description of the Pine Valley line of credit to describe the impact of the failure to file an initial registration statement by December 31, 2016.

12.   As a related matter, revised disclosure in response to prior comment 26 indicates that certain note holders would not be required to convert their notes to common stock because you did not file an initial registration statement by December 31, 2016. However, based on the terms of some of the borrowings as described in the related exhibits, it is not clear that the instruments continue to be convertible after December 31, 2016. For instance, the language of Exhibit 10.13 and related amendments filed as Exhibits 10.13.1 through 10.13.6, which collectively cover several debt instruments, suggests that the conversion feature is no longer applicable. Further, some of the exhibits do not appear to include conversion terms as described in the notes to financial statements. Please revise as necessary to ensure that the notes to financial statements appropriately convey the substance of the underlying note agreements.

13.   Please refer to prior comment 31. Please revise your disclosure to more fully address the second sentence of the prior comment. In that regard, we note that you have debt and warrants that include down-round provisions or that have conversion prices that are linked to instruments with down-round provisions. Conversion options and warrants that include down-round provisions are commonly accounted for as derivative instruments by public companies. Accordingly, please expand your disclosure to describe the potential impact on the accounting for the conversion features and warrants in the event that your initial public offering is successful. Similar considerations may apply to other equity-linked instruments with variable conversion rates or non-standard anti-dilution provisions. Refer to ASC 815-40.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Carpenter at (202)-551-3645 or Gary Todd, Senior Accountant at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Peter DiChiara, Esq.
        Carmel, Milazzo & DiChiara LLP